July 27, 2009
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549
Attention:	Ms. Linda Cvrkel Branch Chief
Re:	JetBlue Airways Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 000-49728
Ladies and Gentlemen:
     On behalf of JetBlue Airways Corporation, or JetBlue, set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, the Staff, regarding the above referenced filing set forth in the Staff’s letter dated July 10, 2009. For your convenience, we have repeated each of the comments set forth in the Staff’s letter followed by our responses to that comment.
Form 8-K filed on June 1, 2009
1.	We note from your disclosure that the Company is filing this current report on Form 8-K solely to show the effects of the adoption of FSP APB 14-1, on the accounting for the Company’s 2005 3.75% convertible unsecured notes due 2035 in its historical annual financial information included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. In this regard, please revise your future filings to include in the notes to your financial statements all the disclosures outlined in paragraph 30 through 33 of FSP APB 14-1 and all the transition disclosures set forth in paragraph 17 of SFAS No. 154. It appears from your disclosures in note 1 and 2 to your financial statements included in the Form 8-K filed on June 1, 2009 that you did not include all the disclosures outlined in Paragraph 31(b), 32(a), 33(a) and 33(b) of FSP APB 14-1, and paragraph 17(b) and (c) of SFAS No. 154.
Response: We will revise our disclosures in future filings to more clearly satisfy the requirements outlined in paragraph 30 through 33 of FSP APB 14-1 as well as all transition disclosures set forth in paragraph 17 of SFAS No. 154.
JetBlue acknowledges that:
•	JetBlue is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	JetBlue may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments. If any of our responses require further explanation, please do not hesitate to contact me at (203) 656-7635.

Sincerely,
/s/ Donald Daniels
Vice President, Controller and
Chief Accounting Officer (principal accounting officer)

Cc: Mr. Jeffrey Jaramillo, Division of Corporation Finance